February 21, 2025

Timothy A. Hannibal
President and Chief Executive Officer
SCWorx Corp.
100 S Ashley Dr.
Suite 100
Tampa, FL 33602

       Re: SCWorx Corp.
           Registration Statement on Form S-1
           Filed February 13, 2025
           File No. 333-284893
Dear Timothy A. Hannibal:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Wirth at 202-551-7127 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   John Nossif